Exhibit 99.1

ASX Market Announcement

OPERATIONAL UPDATE — BLOCKCHAIN ACTIVITIES

Melbourne, Australia, 6 August 2019: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), provides the following update relating to its blockchain related activities.

Framework Agreement between Blockchain Global (BCG) and GTG

On 2 August 2018 a Framework Agreement between Blockchain Global (BCG) and GTG was announced. The blockchain opportunities to GTG to leverage off GTG’s existing genetics testing platform, existing CLIA approved laboratory and long history in genomics, along with BCG’s blockchain experience, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. The Framework Agreement clearly articulates the process by which a BCG alliance opportunity once introduced, will be considered and reviewed by GTG to qualify for the award of milestone shares. The Framework Agreement was put to GTG shareholders 29 November 2018 for approval and the relevant resolution was approved by shareholders, however, to date no shares have been issued under the Framework Agreement and no milestones specified have been achieved.  The share price of GTG needs to reach and remain at a minimum of 2.5c prior to any milestone shares being issued.  Any rights to the 486,000,000 milestone shares upon achievement of milestones lapse between 27 December 2019 and 27 June 2020.

Blockshine Health Joint Venture

In December 2018, the Joint Venture Agreement was executed between GTG’s wholly-owned subsidiary Gene Ventures Pty. Ltd. (49%) and Blockshine Technology Corporation (51%). GTG’s obligation under that Agreement was to provide $250,000 in seed funding, which was forwarded on 4 January 2019. GTG was to gain economic benefits from the JV by leveraging GTG’s existing Genetic Testing Platform and existing CLIA approved laboratory. GTG Director George Muchnicki was appointed as GTG’s representative Director on the Blockshine Health Board.

As a result of the establishment of the Blockshine Health JV, all such blockchain related investment opportunities previously intended to be contemplated by GTG under Framework Agreement were to be channelled directly to the BlockShine Health Joint Venture entity.

The Blockshine Health Joint Venture Agreement was terminated on 6 August 2019.

GTG did not receive any formal requests for resources or further input or consideration into any blockchain based projects via the Blockshine Health Joint Venture.  As such, GTG has been very focused on its core genetic testing business activities this past calendar year and considers termination of the JV Agreement will have no material adverse impact on Company operations.

Please refer to the Company’s announcement on 6 August 2019 for more information regarding this joint venture and its termination.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Project Shivom

The Agreement with Shivom was signed on 2 March 2018. The Parties commenced discussions to:

1.              Have Shivom provide genetic population data for the development of an Indian market polygenic predictive diabetes test to be developed by GTG and thereafter a further pipeline of genetic tests

2.              Utilise GTG’s CLIA laboratory facilities and develop a regulatory approval strategy for the distribution of completed products

The Parties have not progressed further with the undertakings contained in the Agreement in recent times.

GTG’s intention in its future development of blockchain based projects

GTG is yet to receive any formal requests for resources or further input or consideration into any blockchain based projects, whether that be via the previous Blockshine Health Joint Venture, BCG or from any other party.  As such, GTG intends to remain focused on its core genetic testing business activities and are not currently considering any blockchain related projects.

GTG’s intention in relation to its Board composition

There is no present intention of the Board to change its composition.

Justyn Stedwell

Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com